SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35358; File No. 813-00403

Edgar Street Capital, LLC, Elizabeth Street Capital, LLC and Jane Street Group, LLC

October 11, 2024

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under sections 6(b) and 6(e) of the Investment Company Act of 1940 (the "Act") granting an exemption from all provisions of the Act, except sections 9, 17, 30, 36 through 53 and the rules and regulations under the Act. With respect to sections 17(a), (d), (e), (f), (g) and (j) of the Act, sections 30(a), (b), (e), and (h) of the Act and the Rules and Regulations and rule 38a-1 under the Act, Applicants (as defined below) request a limited exemption as set forth in the application.

Summary of Application: The requested exemption would permit Applicants to enter an order to exempt certain limited liability companies, partnerships, business trusts, or other entities ("Funds") formed for the benefit of eligible employees of Jane Street Group, LLC and its affiliates from certain provisions of the Act. Each Fund will be an "employees' securities company" within the meaning of section 2(a)(13) of the Act.

Applicants: Jane Street Group, LLC; Edgar Street Capital, LLC and Elizabeth Street Capital, LLC.

Filing Dates: The application was filed on December 28, 2021, and amended on June 13, 2022, October 19, 2022, March 30, 2023, and July 17, 2024.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov and serving the

Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant

Applicant below, or personally or by mail, if a physical address is listed for the relevant

Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on

November 5, 2024, and should be accompanied by proof of service on the Applicants, in the

form of an affidavit, or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act,

hearing requests should state the nature of the writer's interest, any facts bearing upon the

desirability of a hearing on the matter, the reason for the request, and the issues contested.

Persons who wish to be notified of a hearing may request notification by e-mailing the

Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov.

Applicants: James Dieterich, Jane Street Group, LLC: 250 Vesey Street, New York, NY 10281;

John J. Mahon, Esq., Proskauer Rose LLP: 1001 Pennsylvania Avenue Suite 600, Washington,

DC 20004

FOR FURTHER INFORMATION CONTACT: Toyin Momoh, Senior Counsel, or Lisa Reid

Ragen, Branch Chief, at (202) 551-5325 (Division of Investment Management, Chief Counsel's

Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and

conditions, please refer to Applicants' fourth amended and restated application, dated July 17,

2024, which may be obtained via the Commission's website by searching for the file number at

the top of this document, or for an Applicant using the Company name search field, on the SEC's

EDGAR system.

The SEC's EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the

SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.